ENERGY TRANSFER EQUITY, L.P.

January 31, 2006

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. Pradip Bhaumik

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-128097) of Energy Transfer Equity, L.P., a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-128097) be accelerated so that the Registration Statement will become effective on Thursday, February 2, 2006, at 3:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC, its general partner

/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer

2828 WOODSIDE STREET    DALLAS TEXAS 75204    TELEPHONE 214.981.0700    FACSIMILE 214.981.0706